John Mitchell

505 Beachland Blvd.

Suite 1-377

Vero Beach, FL 32963

April 24, 2025

Via Email to gradyb@sec.gov

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Blake Grady

Re:	Mitesco, Inc.

Schedule 13D filed January 29, 2025 by John Mitchell

File No. 005-86722

Dear Sir:

This letter is submitted by John Mitchell (“Mitchell” or the “Reporting Person”) in response to the comments provided by the Staff in its letter to the Reporting Person dated March 11, 2025 (the “Comment Letter”) with regard to the subject-referenced filing (the “Schedule 13D”). For your convenience, each of the Staff’s comments is repeated in italics prior to each response by the Reporting Person. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 13D.

Schedule 13D filed January 29, 2025

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on January 29, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response:

The missed filing deadline was the result of a misunderstanding of the characterization and implications of the Series X Preferred Stock held by the Reporting Person.

The obligation to file a beneficial ownership report on either Schedule 13D or Schedule 13G is triggered by the acquisition of more than five percent of a class of equity securities that are registered under Section 12 of the Exchange Act. As of January 29, 2025, the date of filing the referenced Schedule 13D, the Reporting Person’s ownership of securities of Mitesco Inc. (the “Issuer”) consisted of (i) 301,511 shares of Common Stock, and (ii) 2,400 shares of Series X Preferred Stock. While the Common Stock is registered under Section 12 of the Exchange Act, the Series X Preferred Stock is not registered under the Exchange Act and is not convertible into Common Stock. As such, when the Reporting Person originally acquired the Series X Preferred Stock, the Reporting Person believed that his beneficial ownership of the shares of Series X Preferred Stock did not trigger a reporting obligation under Section 13(d) or Section 13(g) due to the absence of shares of Common Stock underlying the Series X Preferred Stock. Without inclusion of the Reporting Person’s ownership of Series X Preferred Stock, the Reporting Person did not own more than five percent of the Issuer’s Common Stock. Subsequently, however, the Reporting Person came to believe and understand that because the Series X Preferred Stock entitles the holder to 400 votes per share on all matters submitted to a vote of the holders of the Issuer’s Common Stock, it is best to err on the side of caution and treat each share of Series X Preferred Stock as beneficial ownership of 400 shares of Common Stock for purposes of the Section 13(d) reporting requirements.

2.	The cover page of the above-captioned Schedule 13D indicates that December 31, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

The date on the cover page of the Schedule 13D was the result of inadvertent error. The date of the event requiring the above-referenced filing should have been January 16, 2024, the date on which Mr. Mitchell acquired the 2,400 shares of Series X Preferred Stock. On or around the date hereof, an amendment to the Schedule 13D will be filed that will indicate January 16, 2024 on the cover page.

Item 5, page 1

3.	We note your disclosure of "[n]one other than the transactions described in this Scheduled 13D" in Item 5(c) of the Schedule 13D. Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D, including the acquisition of Common Stock on November 24, 2024. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."

On or around the date hereof, an amendment to the Schedule 13D will be filed that includes the disclosures required by the Instruction to Item 5(c) of the Schedule 13D with respect to all transactions in the securities of Mitesco, Inc. between the deadline for timely filing the Schedule 13D (i.e., January 23, 2024) and the actual filing of the amendment to the Schedule 13D.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter or the referenced filing, please contact the undersigned at yachtlighting@gmail.com.

Sincerely,

John Mitchell

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